EXHIBIT 5.1

MICHAEL J. MORRISON
ATTORNEY AND COUNSELOR AT LAW	1495 RIDGEVIEW DRIVE, SUITE 220
RENO, NEVADA 89519
(775) 827-6300
FAX (775) 827-8311
E-MAIL: VentureLawUSA@gmail.com
WEBSITE: www.VentureLawUSA.com

April 10, 2018

MaloneBailey, LLP

Attn: Ms. Dawn Bongiovanni

9801 Westheimer, Suite 1100

Houston, Texas 77042	E-mailed to: dbongiovanni@malonebailey.com

RE:      Vitalibis, Inc., formerly Sheng Ying Entertainment Corp. (the "Company")

Dear Madams/Sirs:

The Company has requested that I furnish you with certain information in connection with your examination of the financial statements of the Company. I herewith advise that I have been counsel for the Company since October 16, 2017. Since that time, I have not been engaged to give substantive attention to, or represent the Company in connection with, material* loss contingencies coming within the scope of clause (a) of paragraph 5 of the American Bar Association's Statement of Policy Regarding Lawyers' Responses to Auditors' Request for Information (December, 1975) (hereinafter "ABA Statement of Policy"), nor am I aware of any such loss contingencies. The Company has represented to me that none of the officers or directors of the Company are aware of any such loss contingencies.

This response is limited by, and in accordance with, the ABA Statement of Policy (“Statement”); without limiting the generality of the foregoing, the limitations set forth in such Statement on the scope and use of this response (paragraphs 2 and 7) are specifically incorporated herein by reference, and any description herein of any "loss contingencies" is qualified in its entirety by paragraph 5 of the Statement and the accompanying commentary, (which is an integral part of the Statement). This response is also limited by, and in accordance with, Financial Accounting Standards Board (FASB) Accounting Standards, Codification 450, Contingencies (“FASB Contingencies”). Consistent with the last sentence of paragraph 6 of the ABA Statement of Policy, the FASB Contingencies, and pursuant to the Company's request, this will confirm as correct the Company's understanding, as set forth in the audit inquiry letter to me, that, whenever in the course of performing legal services for the Company with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, I have formed a professional conclusion that the Company must disclose or consider disclosure concerning such possible claim or assessment.

* Materiality, for purposes of this letter, includes items involving amounts exceeding $5,000 individually, or items involving lesser amounts which exceed $5,000 in the aggregate.

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April 10, 2018

I, as a matter of professional responsibility to the Company, will so advise them and will consult with the management of the Company concerning the question of such disclosure and the applicable requirements of (a) the Statement of Financial Accounting Standards No. 5 and Joint Policy Statement of January 1978, approved by The Canadian Bar Association and the Auditing Standards Committee of The Canadian Institute of Chartered Accountants, and (b) the FASB Contingencies.

Subject to the foregoing, I confirm that, as of December 31, 2017, and as of April 5, 2018, there is no pending or threatened litigation and there are no unasserted claims or assessments that I have advised the Company are probable of assertion and which must be disclosed in accordance with the Statement of Financial Accounting Standards No. 5 or the FASB Contingencies.

I also confirm that, as of December 31, 2017, there were no billed or unbilled amount for services or expenses due my firm.

It is understood that the information contained in this letter will not be quoted or referred to in any manner whatsoever in the financial statements to be prepared by you without previously consulting me and receiving my prior written authorization for same.

Very truly yours,

Michael J. Morrison, Esq.

cc:       Vitalibis, Inc., formerly Sheng Ying Entertainment Corp.

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